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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                CDKNET.COM, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   14983D 10 3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)



                             Target Growth Fund Ltd.
                                  Chancery Hall
                                 52 Reid Street
                             Hamilton, HM12 Bermuda
                                 (441) 295-9294
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 20, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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
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CUSIP No.  14983D 10 3            SCHEDULE 13D                      Page 2 of 6
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Target Growth Fund Ltd.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                              (b) [_]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*   WC

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda
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                      7    SOLE VOTING POWER
                           35,000,000(1)
                    ------------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES                   ---
 OWNED BY           ------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                 -0- (2)
PERSON WITH         ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           ---
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       35,000,000(3)
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [_]
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16%(4)
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 14    TYPE OF REPORTING PERSON*
       CO
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(1)  Consists of voting rights related to ownership of 350,000 shares of the
     Issuer's Series A Preferred Stock.
(2) Does not include 35,000,00 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, because such conversion cannot take place until the issuer amends its certificate of incorporation to authorize additional shares of Common Stock.
(3)  See Notes (1) and (2) above.
(4) Based upon 36,196,267 shares of Common Stock and 1,526,959 shares of Preferred Stock outstanding.

CUSIP No.  14983D 10 3                                              Page 3 of 6





Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of CDKnet.com, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 150 Broadhollow Road, Suite 103, Melville, NY 11747.



Item 2.  Identity and Background.

         This statement is filed by Target Growth Fund Ltd., a company organized under the laws of Bermuda ("Target"). Target's principal office is located at Chancery Hall, 52 Reid Street, Hamilton, HM12 Bermuda. The principal business of Target is to hold and manage investment in other companies.

         Pursuant to Instruction C to Schedule 13D, the following information is provided with respect to the directors of Target:

                                            Present Principal
Name of Director   Business Address         Occupation or Employment     Citizenship
----------------   ----------------         ------------------------     -----------
George Sandhu      420 Lexington Avenue     Investment Advisor           U.K.
                   New York, NY 10170

Clive Dakin        73 Front Street          Bermuda Company and Trust    U.K.
                   Hamilton HM 12, Bermuda  Administrator

Lorenzo Cocco      c/o MQ Services          Investment Banker            Italy
                   Chancery Hall
                   52 Reid Street
                   Hamilton HM 12 Bermuda

Mario Ghersetti    c/o MQ Services          Accountant                   Italy
                   Chancery Hall
                   52 Reid Street
                   Hamilton HM 12 Bermuda

         During the last five years, neither Target nor any of its directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Target nor any of its directors have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Target acquired shares of Series A Preferred Stock from its working capital.

         On November 20, 2002, the Company amended the designation that defines the relative rights and preferences of the Series A Preferred Stock to fix the price at which shares of Series A Stock may be converted to $.01 and to permit the Series A to vote with the Common Stock on an "as converted" basis. The shares of Series A Preferred Stock may not be converted into shares of Common Stock until the Company amends its certificate of incorporation to authorize additional shares of Common Stock.

CUSIP No.  14983D 10 3                                              Page 4 of 6



Item 4.  Purpose of Transaction.

         Target acquired beneficial ownership of the securities for the purpose of investment. Target intends to continuously review its investment and the Company, and may in the future determine to: (i) acquire additional securities of the Company, through open market purchases, private agreements or otherwise,
(ii) dispose of all or a portion of the Securities of the Company owned by it,
(iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Company, the disposition of Securities of the Company; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or terms of directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; or (h) the taking of any other action similar to those enumerated above. Target also reserves the right to take other actions to influence the management of the Company should it deem such actions appropriate.

         Target has no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of Schedule 13D, except that it voted in favor of an amendment to the Company's certificate of incorporation to authorize the issuance of up to 100,000,000 shares of Common Stock and to reverse split the outstanding shares of Common Stock approximately 55 to 1.



Item 5.  Interest in Securities of the Issuer.

         (a) As of November 20, 2002, Target owned the number of shares set forth below:

                               Amount of Beneficial          Percent of Beneficial          Percent of Combined
Class                              Ownership (1)         Ownership and Voting Power(2)        Voting Power (3)
-----                              -------------         -----------------------------        ----------------
Common Stock                            -0-                           0%                            16%
Series A Preferred Stock              350,000                         19%

(1) Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of common stock is exclusive of the shares of common stock that will be issuable upon conversion of shares of Series A Preferred Stock upon the filing of an amendment to the Company's certificate of incorporation to authorize the issuance of additional shares of common stock.

(2) There were 36,196,267 shares of common stock and 1,526,959 shares of Series A Preferred Stock outstanding as of November 20, 2002.

(3) Each share of Series A Preferred Stock is convertible into shares of common stock at the rate of 100 shares of commons tock and has 100 votes per share at a meeting of stockholders.

     None of the directors of Target own any Common Stock.

CUSIP No.  14983D 10 3                                              Page 5 of 6





         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including November 20, 2002 up to the present.

         (d) No person other than Target is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Company owned by it.

         (e)   Not Applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Target and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




Item 7.  Material to be Filed as Exhibits.

         None

CUSIP No.  14983D 10 3                                              Page 6 of 6





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                            TARGET GROWTH FUND LTD.


Dated:  November 27, 2002                   By: /s/  George Sandhu
                                                -------------------------
                                                George Sandhu, Director